General Communication, Inc.
2550 Denali Street, Suite 1000
Anchorage, Alaska 99503
(907) 868-5600

September 11, 2012

VIA EDGAR

Mr. Larry Spirgel
Assistant Director
United States Securities and Exchange Commission
Division of Corporation Finance
Washington, D.C. 20549

RE:          GCI, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2011
Filed March 14, 2012
File No. 0-5890

Dear Mr. Spirgel:

This letter is provided in response to your letter dated August 28, 2012.  Included below is your comment with our answer immediately following.

Form 10-K for the Fiscal Year Ended December 31, 2011

Consolidated Financial Statements

Notes to Consolidated Financial Statements
(12) Non-controlling Interest, page 97

We note your disclosure that the NMTC transaction included a put/call provision whereby you may be obligated or entitled to repurchase US Bancorp’s interest in the special interest entity, which you believe US Bancorp will exercise in August 2018 at the end of the compliance period.  Tell us how you evaluated this provision in determining whether you should classify US Bancorp’s non-controlling interest as a component of equity.  Discuss the accounting literature you considered including the guidance in ASC 480, if applicable.

Response:  As noted in our Form 10-K for the fiscal year ended December 31, 2011, “[t]his transaction includes a put/call provision whereby we may be obligated or entitled to repurchase US Bancorp’s interest in TIF. We believe that US Bancorp will exercise the put option in August 2018 at the end of the compliance period.”  Specifically, the put/call provision gives US Bancorp the right and option, but not the obligation, to require us to purchase its equity interest in the Terra GCI Investment Fund (“TIF”), a special-purpose, single member limited liability company, in the event of recapture or at the end of the tax credit period.  A recapture is an event that results in the recapture or disallowance of New Markets Tax Credits (“NMTC”) under the Internal Revenue Code of 1986. For purposes of this definition, an event or condition shall be deemed to constitute a recapture event if such event or condition would cause the proceeds of any qualified equity investment to cease to be used in a manner that satisfies the requirement provided for in Code Section 45D(b)(1)(B) and Section 1.45D-1(c)(5) of the Treasury Regulations on a direct tracing basis (“Recapture Event”).  The put option is available for 120 days at the end of the compliance period and the exercise or purchase price is equal to $1,000 plus any transfer taxes or other closing costs attributable to the exercise. In the event that the put option is not exercised, we have the right and option to purchase US Bancorp’s equity investment in TIF for a period of 180 days at an amount equal to its fair market value.

We have no ability to ensure that US Bancorp will exercise their right to put their equity interest, but preliminary historical evidence may suggest this is the case. In our analysis of the transaction, we were made aware of the fact that US Bancorp exercised its put option on its first two investments that reached the end of their compliance periods. However, due to the restrictive requirements of the NMTC program, US Bancorp must hold an equity interest with certain risk elements for income tax purposes during the compliance period. Our call option is at fair market value.

We have determined that we are the primary beneficiary of TIF pursuant to the variable interest entity subsections in FASB Accounting Standards Codification (ASC) 810, Consolidations.

In analyzing this transaction we considered the following accounting literature:

ASC 815, Derivatives and Hedging
We initially reviewed paragraphs 815-10-15-83 through 15-139 to determine if the put/call feature was a derivative instrument.  Specifically, we determined that the put/call feature does not meet the definition of a derivative instrument, as the terms do not permit or require net settlement (in other words, the put/call does not meet the requirement in ASC 815-10-15-83(c) to be a derivative). The put/call feature can only be exercised at the amounts prescribed in the agreement and only upon a Recapture Event or after the end of the compliance period. Therefore, the put/call is not considered to be a derivative and would not be an embedded derivative.

ASC 480, Distinguishing Liabilities from Equity
We considered whether the put/call feature would be a freestanding financial instrument.  Pursuant to ASC 480-10-20, a freestanding financial instrument is “a financial instrument that meets either of the following conditions:
a.	It is entered into separately and apart from any of the entity’s other financial instruments or equity transactions.
b.	It is entered into in conjunction with some other transaction and is legally detachable and separately exercisable.”

The put/call feature was entered into contemporaneously and in conjunction with our NMTC transaction. The exercise of the put/call feature is based on a Recapture Event or after the end of the compliance period.  It is inseparable from the transaction and therefore not detachable or separately exercisable.  Therefore, we concluded that the put/call is not a freestanding financial instrument but is an embedded feature of the equity interest.

Therefore, the put/ call options are not considered to be derivatives (or embedded derivatives) or freestanding financial instruments.

We also reviewed ASC 480-10-15-3 through 15-4, which generally limits the application of ASC 480 to freestanding financial instruments. As noted above, we have concluded that the put/call is not a freestanding financial instrument.

In our analysis, we also considered the guidance in ASC 480-10-15-6, and specifically Derivative 2 as discussed in ASC 480-10-55-53 through 55-62. In summary, that guidance discusses a fact pattern in which the “the fixed price of the call is equal to the fixed price of the put option.” Further, we considered the guidance in ASC 480-10-55-62 which indicates, “This accounting applies even if the exercise prices of the put and call options are not equal, as long as those exercise prices are not significantly different.” As noted above the put option purchase price is equal to $1,000 plus any transfer taxes or other closing costs attributable to the exercise.  The call option may be exercised at an amount equal to its fair market value. Further, the call option is contingent on US Bancorp not exercising its put option.  Therefore the call and put option prices are not equal. Further, we concluded that the exercise price of the put and call are significantly different.  Accordingly, we concluded that the put/call feature is scoped out of ASC 480 and therefore the equity interest of US Bancorp should not be classified as a liability.

It should also be noted that in evaluating the determination of whether US Bancorp’s noncontrolling interest should be classified as equity or a liability, we gave consideration to the form of the investment by US Bancorp and the requirements of the NMTC program. The program requires US Bancorp’s investment in TIF to be an equity investment which also supports the noncontrolling interest classification of US Bancorp’s investment in TIF.

Based on the above analysis, we continue to assert that US Bancorp’s noncontrolling interest in TIF should be classified as a component of equity.

In connection with this response, we hereby acknowledge that:

•	The company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to call the undersigned at (907) 868-5628 with any questions or comments you may have with respect to the foregoing.

Sincerely,

/s/ John M. Lowber
John M. Lowber,
Secretary, Treasurer and Director
GCI, Inc.